Exhibit 99.1

Tricon Announces Voting Results from Annual and Special Meeting of Shareholders

TORONTO--(BUSINESS WIRE)--June 22, 2022--Tricon Residential Inc. (“Tricon” or the “Company”) (NYSE: TCN, TSX: TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, is pleased to announce that it has received shareholder approval for all resolutions voted upon at its annual and special meeting of shareholders held virtually on June 22, 2022 (the “Meeting”). In particular, all nominees listed in the Company’s information circular dated May 10, 2022 (the “Circular”) were elected as directors of the Company. The Company received proxies and virtual votes at the Meeting for each of the nominees as follows:

Nominee	Votes For		Votes Withheld
	Number	%	Number	%
David Berman	215,211,317	98.86%	2,483,559	1.14%
J. Michael Knowlton	215,383,973	98.94%	2,310,902	1.06%
Peter D. Sacks	213,131,949	97.90%	4,562,926	2.10%
Siân M. Matthews	211,083,715	96.96%	6,611,160	3.04%
Ira Gluskin	217,530,618	99.93%	164,257	0.07%
Camille Douglas	217,577,413	99.95%	117,462	0.05%
Frank Cohen	216,149,341	99.29%	1,545,535	0.71%
Renee L. Glover	217,624,757	99.97%	70,118	0.03%
Gary Berman	217,050,387	99.70%	644,488	0.30%
Geoff Matus	216,719,992	99.55%	974,883	0.45%

In addition, Tricon reports that the appointment of PricewaterhouseCoopers LLP as Tricon’s auditor, and the resolution to continue, amend and restate Tricon’s shareholder rights plan, were approved by the affirmative vote of 99.90% and 95.02%, respectively, of the votes represented at the Meeting.

The Company’s full report of voting results on matters presented at the Meeting can be found at www.sedar.com.

About Tricon Residential Inc.

Tricon Residential Inc. is an owner and operator of a growing portfolio of approximately 39,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Contacts

Wissam Francis
EVP & Chief Financial Officer
Email: investorsupport@triconresidential.com

Wojtek Nowak
Managing Director, Capital Markets